LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

(202) 274-2010	bazoff@luselaw.com

October 25, 2013

Michael Clampitt, Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:                             Coastway Bancorp, Inc.

Registration No. 333-191120

Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Coastway Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s letter dated October 9, 2013, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a Recent Developments section has been added to the Amended S-1.

Registration Statement on Form S-1

General

1.                                      The staff notes Mr. White’s comments that appeared in the Providence Journal’s August 31, 2013 article. Please advise the staff as to how the interview came about, particularly how it was initiated. In addition, advise the staff how this communication was consistent with Rule 135 of the Securities Act regarding pre-filing communications

The article at issue appeared in the Providence Journal on August 31, 2013 following the publication in that paper on August 27, 2013 of the required legal notice pursuant to banking regulations announcing that Coastway Bancorp, MHC had adopted a plan of conversion and reorganization.  A reporter from the Providence Journal contacted Mr. White following publication of the legal notice and requested the interview which Mr. White granted.

The news article was not fully consistent with the requirements of Rule 135 of the Securities Act. However, the Company believes that the nature of the disclosures in the article did not cause the harm that Rule 135 is intended to protect against, namely that the communication may be interpreted as making an offer for the securities or conditioning the market.  The vast majority of Mr. White’s statements and the content of the article consisted of statements of historical fact, information that is otherwise publicly available through FDIC call reports or information relating to the manner and purpose of the offering.

The Company also believes that a sufficient cooling off period will have occurred between when the article was published and when the stock offering will occur, eliminating any risk that the article conditioned the market. Unlike what typically occurs with an underwritten firm commitment public offering, the prospectus used in a mutual to stock conversion is not distributed until after the registration statement is declared effective and banking regulatory approval is obtained. No red herring prospectus will be used and no oral offers will be made. The Company anticipates that banking regulatory approval will be received on or about November 12, 2013.  Following regulatory approval, the prospectus must be mailed to eligible depositors of Coastway Community Bank (the “Bank”) within 10 days of approval under federal banking regulations, or on or about November 22, 2013.  Accordingly, approximately 83 days will have elapsed since the date of publication of the article and distribution of the prospectus, thereby substantially diminishing any effect of the article in the marketplace.

2.                                      Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus

The Company’s logo and map have been included in the Prospectus as requested.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Neither the Company nor its selling agent intends to produce any written communications in reliance on Section 5(d) of the Securities Act of 1933 in connection with the offering. The Company undertakes to provide the staff with any research reports that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933. At this time the Company is not aware of any research reports that have been published or distributed by any broker or dealer participating in the offering.

The Company has filed as Exhibit 99.4 to the Amended S-1 copies of the marketing materials it intends to distribute in connection with the offering.

Summary

Market for Common Stock, page 13

4.                                      Please revise to disclose that Sandler O’Neill intends to make a market in your common stock following the conversion and stock offering, but it is under no obligation to do so.

The disclosure has been added to page 13 as requested.

Risk Factors

We have a high concentration of loans secured by real estate..., page 15

5.                                      Insofar as the information is available, please quantify the extent to which real estate values in the state of Rhode Island have declined during the last several years.

The risk factor has been revised on pages 15 and 16 to disclose the change in the median sales price of single family homes in the state of Rhode Island during the last several years.

There may be a limited trading market in our common stock..., page 23

6.                                      Please revise to describe in greater detail the “certain conditions” that must be fulfilled in connection with the listing of your common stock on the Nasdaq Capital Market.

The disclosure has been expanded as requested on page 23.

Pro Forma Data, pages 39-44

7.                                      With a view toward expanded disclosure in note 4 to the tabular presentation, please tell us how you determined the pro forma stock option adjustment for all share issuance levels for the year ended December 31, 2012.

As discussed with the staff, note 4 on page 51 has been revised to disclose the percentage of options that are assumed to be subject to tax and the assumed tax rate. The calculation of the pro forma stock option adjustment is set forth below.

	Minimum	Midpoint	Maximum	Supermaximum

Total number of shares issued in offering and foundation	3,170,229	3,734,975	4,299,721	4,949,179
Options as percentage of offering	10.00%	10.00%	10.00%	10.00%
Total number of options (1x2)	317,023	373,498	429,972	494,918
Option value/share($)	3.89	3.89	3.89	3.89
Total value of options($) (3x4)	1,233,219	1,452,905	1,672,592	1,925,231
Amortization period of options (years)	5.00	5.00	5.00	5.00
Annual pre-tax amortization expense (5/6)	246,644	290,581	334,518	385,046
Percentage of options subject to tax	25.00%	25.00%	25.00%	25.00%
Tax rate	39.50%	39.50%	39.50%	39.50%
Effective tax rate (8x9)	9.88%	9.88%	9.88%	9.88%
Annual after tax amortization expense 7/(1-10)	222,288	261,886	301,485	347,023

8.                                      Please tell us how you determined the number of shares outstanding on page 42 for pro forma net income per share calculations for all share issuance levels for the six months ended June 30, 2013.

The number of shares outstanding on page 50 for pro forma net income per share calculations has been revised to correct a mathematical error. The calculation is set forth below.

	Minimum	Midpoint	Maximum	Supermaximum

Total number of shares issued in offering and foundation	3,170,229	3,734,975	4,299,721	4,949,179
Less: number of unallocated ESOP shares:
Total number of ESOP shares (8% of Line 1)	253,618	298,798	343,978	395,934
Less: ESOP shares allocated, 6 months ended 2013	(5,072)	(5,976)	(6,880)	(7,919)
Total number of unallocated ESOP shares (2-3)	248,546	292,822	337,098	388,016
Number of shares outstanding, EPS purposes (1-4)	2,921,683	3,442,153	3,962,623	4,561,164

Comparison of Valuation and Pro Forma Information with and without the Charitable Foundation, page 45

9.                                      With a view toward expanded disclosure, please tell us how you determined the estimated stock offering amount, total pro forma assets and total shares issued at and for the six months ended June 30, 2013 at all offering ranges assuming the stock offering was completed at the beginning of the six-month period, without the charitable foundation.

RP Financial, LC., for purposes of the table on page 53, assumed that the offering price as a percentage of pro forma stockholders’ equity per share was approximately the same without the foundation as with the foundation at the midpoint of the offering range. The offering size without the foundation was based on this assumption at the midpoint of the offering range with adjustments of 15% above/below the midpoint made for each applicable point in the offering range consistent with banking regulations. Disclosure has been added to page 53 to explain this assumption. The calculations for total pro forma assets and total shares issued are set forth below.

Total pro forma assets without foundation:
Pre-conversion assets at 6/30/13	$375,746	$375,746	$375,746	$375,746
Plus: net equity increase (from pro forma table):
Gross offerings proceeds (shares offered @$10 per share)	32,513	38,250	43,988	50,586
Less: expenses	(1,410)	(1,463)	(1,516)	(1,577)
Less: common stock acquired by ESOP	(2,601)	(3,060)	(3,519)	(4,047)
Less: common stock acquired by MRP	(1,301)	(1,530)	(1,760)	(2,023)
Total	$402,947	$407,943	$412,939	$418,685

Total shares issued without foundation:
Offering amount (from above)($)	$32,512,500	$38,250,000	$43,987,500	$50,585,625
Offering price/share ($)	10.00	10.00	10.00	10.00
Number of shares issued @$10 per share	3,251,250	3,825,000	4,398,750	5,058,562

Critical Accounting Policies, page 48

10.                               Your critical accounting policies disclosures have the same or less disclosure than that reported in the notes to the financial statements. Disclosures included in the Critical Accounting Policies section of the MD&A should supplement the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise your critical accounting policies to disclose the following:

•                                          How you arrived at the estimate,

•                                          How accurate the estimate has been in the past,

•                                          How much the estimate has changed in the past, and

•                                          How much the estimate is reasonably likely to change in the future.

The disclosure has been revised as requested on pages 57 to 58.

Business of Coastway Community Bank

Market Area, page 65

11.                               Please revise to provide information as to the population size, expected growth rate, and reason for this, for your market area. We note the demographic trend information in the appraisal report.

The disclosure has been revised as requested on pages 76 and 77.

Executive Officer

Summary Compensation Table, page 107

12.                               Please revise to disclose how the bonus amounts in the table were determined. Refer to Item 402(o) of Regulation S-K.

Disclosure on page 118 has been added to explain how bonus amounts were determined.

The Conversion and Plan of Reorganization

Determination of Share Price and Number of Shares to be Issued, page 118

13.                               Please revise to disclose the fees paid to RP Financial, LC. during the past three fiscal years, or disclose if no fees were paid.

The disclosure has been revised on page 129 to disclose the fees paid by the Bank to RP Financial, LC. during the past three fiscal years.

Financial Statements

Consolidated Statements of net Income, page F-4

14.                               You classified write-downs on real estate held for sale within noninterest income. Please tell us your basis for classifying these expenses with other sources of revenue and why these expenses were not classified within noninterest expense.

The Company is reclassifying the write-downs on real estate held for sale within noninterest expense in accordance with Regulation S-X. Accordingly, the Company is revising the financial statements, management’s discussion and analysis of financial condition and results of operations (pages 54, 61-63) and selected financials (including the efficiency ratio on pages 30-31) for the June 2013 period as appropriate for this change.

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-12

15.                               We note the statement that management uses a ten year historical loss period to capture relevant loss data for each loan segment. Please tell us how you have considered placing additional weight on the more recent years in this look-back period given that the economic conditions and real estate values within the market area have declined significantly during the last several years. In this regard, quantify the adjustments made by loan segment for each period presented and discuss the specific facts and circumstances for why the adjustments were needed. Also, discuss the amount of the allowance for loan losses that is attributable to the qualitative factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

As noted on page F-12, management uses a ten-year historical loss period to capture relevant loss data for each loan segment.  The Bank utilizes a ten-year historical loss experience period to capture loss trends from both positive and negative times in the economic cycle, and then adjusts the ten-year loss history for qualitative factors dependent on charge-off trends during the most recent three-year period and current asset quality trends. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; charge-off trends; weighted average risk weightings; loan concentrations; management’s assessment of internal factors such as experience of lending staff, consideration of results from our external loan review, underwriting and credit policies; and management’s assessment of external factors such as interest rates, our local real estate market and local and national economic factors.

The following represents the amount of the total general allowance by the ten-year historical loss and qualitative components as of the dates noted.  The table excludes the amount of the specific allowance attributable to impaired loans.

	General Allowance
	10 Year Loss History	Qualitative Adjustments	Total General Allowance
	(dollars in thousands)
June 30, 2013	$528	$852	$1,381
Percent of general allowance	38%	62%	100%

December 31, 2012	$508	$799	$1,307
Percent of general allowance	39%	61%	100%

December 31, 2011	$378	$749	$1,127
Percent of general allowance	34%	66%	100%

The following discussion focuses on the loan segments where there has been the majority of the charge-off activity over the past three years.

As noted on page 93 under the caption “Allowance for Loan Losses” in the fourth paragraph, we increased our general allowance on home equity loans and lines of credit since 2010 to reflect increased recent trends in historical loss experience as compared to our ten-year loss history.  During the year ended December 31, 2012, our home equity loan and lines of credit charge-offs increased as compared to 2011 due primarily to one large loan charge-off of $250,000. This $250,000 charge-off occurred as a result of a legal determination in 2012 that a parcel of land was not able to be bifurcated which negatively impacted the fair value of the collateral securing the loan.  Based on the nature of this loss, the Bank did not believe that this elevated one-year loss experience was indicative of a trend in the home equity loan and lines of credit portfolio. However, the Bank did increase both its historical loss experience, and its qualitative factors in 2012 based on a review of its asset quality and a review of historical loss trends over the previous three year period.  The home equity qualitative adjustment was 22 basis points at December 31, 2010, increased to 37 basis points at December 31, 2011 and increased to 44 basis points at December 31, 2012.  The loss trends in the home equity loan segment during the six months ended June 30, 2013 remained relatively consistent with the trends in historical loss experience which occurred in 2010, 2011 and 2012, excluding the one large unusual charge-off in 2012.

The Bank’s loss experience on one- to four-family residential real estate loans has improved since 2011.  During 2012, the Bank’s net charge-offs in this loan segment totaled $145,000 and the Bank has not experienced any charge-offs for the six months ended June 30, 2013 as compared to $820,000 in net charge-offs during 2011. Qualitative adjustments for one- to four-family residential real estate loans at December 31, 2012 amounted to 24 basis points and remained at 24 basis points at June 30, 2013. In 2011, the Bank experienced one large charge-off of $479,000 on a one- to four-family residential real estate loan that was transferred into foreclosed real estate. The one- to four-family residential real estate loan qualitative adjustment was increased to 49 basis points after giving consideration to the more recent charge-off history over the prior three-year period as well as consideration of other asset quality trends at December 31, 2011.  In 2010, the qualitative adjustments for one- to four-family residential real estate loans was 32 basis points.  The Bank had not experienced any charge-offs from 2003 through 2008 in the residential one- to four-family loan segment and experienced net charge-offs of 32 basis points in 2009.

We have amended Page F-12 to note that in addition to the ten-year loss history, we adjust our qualitative factors in consideration of the more recent three-year period and in consideration of economic conditions and real estate values within the market.

Exhibits

16.                               We note that you plan to file forms of federal and state tax opinions by amendment. Please file signed and dated opinions.

Final signed and dated federal and state tax opinions have been filed as exhibits 8.1 and 8.2, respectively to the Amended S-1.

17.                               Please file all missing exhibits as soon as possible. They are subject to the staff’s review and we will need time to conduct that review.

All the remaining exhibits have been filed with the Amended S-1.

We believe the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Richard S. Garabedian at (202) 274-2030.

Very truly yours,

/s/ Benjamin Azoff
Benjamin Azoff

cc:                                David Lin, Esq.

Chris Harley, CPA

Gus Rodriguez, CPA

William A. White, President and Chief Executive Officer

Richard S. Garabedian, Esq.